ABS GLOBAL EQUITY LONG/SHORT RIC
235 West Galena Street
Milwaukee, Wisconsin 53212

September 21, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Withdrawal of Registration Statement on Form N-14 of ABS Global Equity Long/Short RIC (File Nos. 333-206862; 811-23079)

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, ABS Global Equity Long/Short RIC (the “Registrant”) hereby respectfully requests the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form N-14 (File Nos. 333-206862; 811-23079), as filed with the Commission via EDGAR Accession Number 0001398344-15-006219 on September 10, 2015 (the “Registration Statement”).

The Registration Statement was filed in connection with a reorganizations in which the Registrant, will acquire all of the assets of ABS 3(c)(1) LP in exchange for shares of the Registrant.

This request to withdraw the Registration Statement is being made after consultation with the Commission Staff regarding the fact that the Registration Statement was filed prior to the effective date of the Registrant’s registration statement on Form N-2.

The Registrant confirms that no securities have been sold in connection with the offering. We believe that the withdrawal of this Registration Statement would be consistent with the public interest and the protection of investors.

We appreciate your prompt attention to this matter. Should you have any questions, please feel free to contact the Leslie K. Klenk of Bernstein Shur at (207) 228-7295.

Sincerely,

/s/ Laurence K. Russian
Laurence K. Russian
Trustee and Chief Executive Officer

cc:	Leslie K. Klenk
Bernstein Shur